02034503

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zero Hora - Editora Jornalistica

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 06 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4337 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dlw

DATE : 6/3/02

82-4337 AR/S
12-31-01

# Zero Hora - Editora Jornalística S.A.

## Financial Statements at December 31, 2001 and 2000 and March 31, 2002 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua General Bento Martins, 24 8º
90010-080 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3212-2311
Fax (51) 3212-5211

# Report of Independent Accountants

May 9, 2002

To the Board of Directors and Stockholders
Zero Hora - Editora Jornalística S.A.

1 We have audited the accompanying balance sheets of Zero Hora - Editora Jornalística S.A. as of December 31, 2001 and 2000, and the related statements of operations, of changes in stockholders' equity (deficit) and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 As mentioned in Note 17 to the financial statements, the company decided to defer recognition of the foreign exchange loss for the quarter ended March 31, 1999 and the year ended December 31, 2001. Although permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and by Provisional Measure no. 3 dated September 26, 2001, the deferred recognition is not in accordance with accounting principles generally accepted in Brazil, which require the recognition of exchange variations in the period in which they occur. As a consequence, the company's stockholders' equity as of December 31, 2001 and 2000 is overstated by R$ 16,900 thousand and R$ 12,890 thousand, respectively, and the losses for the years then ended are understated by R$ 4,010 thousand and overstated by R$ 12,441 thousand, respectively, net of the related tax effects.

4 In our opinion, except for the effects of the matter mentioned in paragraph 3, the financial statements audited by us present fairly, in all material respects, the financial position of Zero Hora - Editora Jornalística S.A. at December 31, 2001 and 2000, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Brazil.

5 We have also reviewed the accompanying financial statements of Zero Hora - Editora Jornalística S.A. as of and for the quarters ended March 31, 2002 and 2001. These financial statements are the responsibility of the company's management.

6 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

PRICEWATERHOUSECOOPERS



7 As mentioned in paragraph 3 above and Note 17 to the financial statements, the company decided to defer recognition of the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001. As a consequence, the company's stockholders' equity as of March 31, 2002 is overstated by R$ 13,934 thousand, the stockholders' deficit as of March 31, 2001 is understated by R$ 10,917 thousand, and the losses for the quarters ended March, 31, 2002 and 2001 are overstated by R$ 2,966 thousand and R$ 1,973 thousand, respectively, net of the related tax effects.

8 Based on our reviews, except for the effects of the matter mentioned in paragraph 7, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 5 for them to be in conformity with accounting principles generally accepted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" RS

Carlos Alberto de Sousa
Partner
Contador CRC 1RJ056561/S-7 "S" RS

# Zero Hora - Editora Jornalística S.A.

## Balance Sheet

**In thousands of Brazilian reais**

| | December 31 | | March 31 | |
|---|---|---|---|---|
| **Assets** | **2001** | **2000** | **2002 (Unaudited)** | **2001 (Unaudited)** |
| Current assets | | | | |
| Cash and cash equivalents (Note 4) | 36,952 | 28,977 | 38,067 | 13,441 |
| Accounts receivable | | | | |
| Trade | 32,794 | 35,307 | 32,755 | 30,711 |
| Group companies (Note 6) | 6,572 | | 2,649 | |
| Inventories (Note 5) | 11,704 | 19,247 | 10,853 | 21,681 |
| Properties for sale | 1,519 | 869 | 1,472 | 1,128 |
| Other | 7,251 | 6,303 | 9,716 | 6,628 |
| | 96,792 | 90,703 | 95,512 | 73,589 |
| Long-term receivables | | | | |
| Deferred income taxes | 21,941 | 13,637 | 22,777 | 20,883 |
| Group companies (Note 6) | 638 | 687 | 638 | 677 |
| Judicial deposits and fiscal incentives | 6,428 | 5,355 | 5,476 | 5,433 |
| | 29,007 | 19,679 | 28,891 | 26,993 |
| Permanent assets | | | | |
| Investments (Note 7) | 33,744 | 5,297 | 33,705 | 5,297 |
| Property, plant and equipment (Note 8) | 70,582 | 86,596 | 65,747 | 83,269 |
| Deferred charges (Note 17) | 26,504 | 20,854 | 21,909 | 18,263 |
| | 130,830 | 112,747 | 121,361 | 106,829 |
| Total assets | 256,629 | 223,129 | 245,764 | 207,411 |

| | December 31 | | March 31 | |
|---|---|---|---|---|
| **Liabilities and stockholders' equity (deficit)** | **2001** | **2000** | **2002 (Unaudited)** | **2001 (Unaudited)** |
| Current liabilities | | | | |
| Accounts payable | | | | |
| Trade (Note 9) | 16,063 | 32,295 | 12,384 | 22,212 |
| Group companies (Note 6) | | 8,758 | | 6,549 |
| Loans (Note 10) | 149,279 | 120,043 | 147,486 | 135,487 |
| Salaries and social security contributions | 11,030 | 9,143 | 7,290 | 8,094 |
| Provision for income taxes | | | 1,456 | |
| Other taxes payable (Note 11) | 1,321 | 6,308 | 1,348 | 5,364 |
| Commissions and bonuses payable | 2,622 | 3,517 | 2,848 | 2,862 |
| Deferred subscription revenue | 8,029 | 8,499 | 8,656 | 8,819 |
| Other | 1,329 | 4,395 | 2,247 | 2,229 |
| | 189,673 | 192,958 | 183,715 | 191,616 |
| Long-term liabilities | | | | |
| Trade accounts payable (Note 9) | | 236 | | 119 |
| Loans (Note 10) | 8,179 | 12,809 | 5,217 | 14,957 |
| Provision for income taxes | 1,133 | 1,770 | 1,005 | 1,610 |
| Deferred income taxes | 6,496 | 7,142 | 5,701 | 7,202 |
| Advance for future capital increase | 511 | 550 | 511 | 542 |
| Provision for contingencies (Note 15) | 4,267 | 3,373 | 4,712 | 3,625 |
| | 20,586 | 25,880 | 17,146 | 28,055 |
| Stockholders' equity (deficit) (Note 12) | | | | |
| Capital | 9,223 | 7,057 | 9,223 | 7,057 |
| Capital reserve | 67,502 | 2,322 | 67,502 | 2,322 |
| Revaluation reserve | 17,351 | 28,307 | 14,612 | 25,568 |
| Accumulated losses | (47,706) | (33,395) | (46,434) | (47,207) |
| | 46,370 | 4,291 | 44,903 | (12,260) |
| Total liabilities and stockholders' equity (deficit) | 256,629 | 223,129 | 245,764 | 207,411 |

The accompanying notes are an integral part of these financial statements.

# Zero Hora - Editora Jornalística S.A.

## Statement of Operations

**In thousands of Brazilian reais, except per share data**

| | Years ended December 31 | | Quarters ended March 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| **Operating revenues** | | | | |
| Advertising | 85,991 | 91,112 | 19,256 | 19,208 |
| Classified advertisements | 57,389 | 60,215 | 13,679 | 12,985 |
| Circulation | 41,909 | 42,534 | 9,736 | 12,618 |
| Subscriptions | 61,584 | 55,148 | 15,397 | 15,594 |
| Other | 7,147 | 6,007 | 1,678 | 1,513 |
| Taxes on revenues | (9,366) | (9,271) | (2,141) | (2,240) |
| | 244,654 | 245,745 | 57,605 | 59,678 |
| **Operating costs** | | | | |
| Raw materials | (58,529) | (65,799) | (9,018) | (14,235) |
| Personnel | (31,629) | (30,896) | (7,261) | (7,263) |
| Depreciation | (21,985) | (21,776) | (5,307) | (5,485) |
| Royalties | (8,343) | (8,308) | (1,938) | (2,033) |
| Other | (8,494) | (11,462) | (2,112) | (2,102) |
| | (128,980) | (138,241) | (25,636) | (31,118) |
| **Gross profit** | 115,674 | 107,504 | 31,969 | 28,560 |
| **Operating income (expenses)** | | | | |
| Selling | (92,175) | (107,193) | (20,923) | (24,290) |
| General and administrative | (34,060) | (48,011) | (7,982) | (9,949) |
| Financial income | 4,631 | 14,589 | 2,110 | 1,375 |
| Financial expenses (Note 13) | (24,722) | (47,084) | (7,192) | (20,251) |
| Other, net | (39) | (8) | (5) | 22 |
| | (146,365) | (187,707) | (33,992) | (53,093) |
| **Operating loss** | (30,691) | (80,203) | (2,023) | (24,533) |
| Equity in the income of affiliate (Note 7) | | 186 | | |
| Non-operating income (expenses), net | (3,330) | (51) | 279 | 736 |
| **Loss before taxes on income** | (34,021) | (80,068) | (1,744) | (23,797) |
| Social contribution | 2,193 | 7,155 | 232 | 2,051 |
| Income tax | 9,034 | 17,098 | 678 | 5,753 |
| **Loss** | (22,794) | (55,815) | (834) | (15,993) |
| **Loss per thousand shares at the end of the year/quarter - R$** | (3,211.00) | (11,232.39) | (117.49) | (3,218.48) |

The accompanying notes are an integral part of these financial statements.

## Zero Hora - Editora Jornalística S.A.

**Statement of Changes in Stockholders' Equity (Deficit)**
**In thousands of Brazilian reais**

| | | Capital reserves | | | Revenue reserve | | |
|---|---|---|---|---|---|---|---|
| | Capital | Fiscal incentives | Share premium | Revaluation reserve | Legal reserve | Retained earnings (accumulated losses) | Total |
| At January 1, 2000 | 4,211 | 2,310 | | 39,263 | 750 | 15,198 | 61,732 |
| Capital increase (Note 7(b)) | 2,846 | | | | | | 2,846 |
| Fiscal incentive investments | | 12 | | | | | 12 |
| Realization of revaluation reserve | | | | (10,956) | | 10,956 | |
| Income taxes on realization of revaluation reserve (Note 14) | | | | | | (2,531) | (2,531) |
| Reversal of income taxes on the price-level restatement of stockholders' equity accounts | | | | | | (1,953) | (1,953) |
| Loss for the year | | | | | | (55,815) | (55,815) |
| Transfer from legal reserve to absorb accumulated losses | | | | | (750) | 750 | |
| At December 31, 2000 | 7,057 | 2,322 | | 28,307 | | (33,395) | 4,291 |
| Capital increase (Note 12(a)) | 2,166 | | 65,180 | | | | 67,346 |
| Realization of revaluation reserve | | | | (10,956) | | 10,956 | |
| Income taxes on realization of revaluation reserve (Note 14) | | | | | | (2,531) | (2,531) |
| Reversal of income taxes on the price-level restatement of stockholders' equity (deficit) accounts | | | | | | 58 | 58 |
| Loss for the year | | | | | | (22,794) | (22,794) |
| At December 31, 2001 | 9,223 | 2,322 | 65,180 | 17,351 | | (47,706) | 46,370 |

## Zero Hora - Editora Jornalística S.A.

**Statement of Changes in Stockholders' Equity (Deficit)**
**In thousands of Brazilian reais**

**(continued)**

| | | Capital reserves | | | Revenue reserve | | |
|---|---|---|---|---|---|---|---|
| | Capital | Fiscal incentives | Share premium | Revaluation reserve | Legal reserve | Accumulated losses | Total |
| At January 1, 2001 | 7,057 | 2,322 | | 28,307 | | (33,395) | 4,291 |
| Realization of revaluation reserve (unaudited) | | | | (2,739) | | 2,739 | |
| Income taxes on realization of revaluation reserve (unaudited) (Note 14) | | | | | | (633) | (633) |
| Reversal of income taxes on the price-level restatement of stockholders' equity (deficit) accounts (unaudited) | | | | | | 75 | 75 |
| Loss for the period (unaudited) | | | | | | (15,993) | (15,993) |
| At March 31, 2001 (unaudited) | 7,057 | 2,322 | | 25,568 | | (47,207) | (12,260) |
| At January 1, 2002 | 9,223 | 2,322 | 65,180 | 17,351 | | (47,706) | 46,370 |
| Realization of revaluation reserve (unaudited) | | | | (2,739) | | 2,739 | |
| Income taxes on realization of revaluation reserve (unaudited) (Note 14) | | | | | | (633) | (633) |
| Loss for the period (unaudited) | | | | | | (834) | (834) |
| At March 31, 2002 (unaudited) | 9,223 | 2,322 | 65,180 | 14,612 | | (46,434) | 44,903 |

The accompanying notes are an integral part of these financial statements.

# Zero Hora - Editora Jornalística S.A.

## Statement of Changes in Financial Position
**In thousands of Brazilian reais**

| | Years ended December 31 | | Quarters ended March 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| **Financial resources were provided by:** | | | | |
| Loss for the year/period | (22,794) | (55,815) | (834) | (15,993) |
| Expenses (income) not affecting working capital: | | | | |
| Deferred and long-term provision for income taxes | (9,529) | (17,375) | (1,759) | (7,271) |
| Income taxes on realization of revaluation reserve | (2,531) | (2,531) | (633) | (633) |
| Provision for contingencies | 894 | (2,572) | 445 | 252 |
| Equity in the income of affiliate | | (186) | | |
| Provision for losses in investments | 3,013 | | | |
| Depreciation and amortization | 39,818 | 39,705 | 9,821 | 8,477 |
| Net book value of permanent asset disposals | 1,834 | 2,839 | 362 | |
| | 10,705 | (35,935) | 7,402 | (15,168) |
| Financial resources used in operations | | 35,935 | | 15,168 |
| Decrease in long-term receivables | | 1,089 | 952 | |
| Increase in long-term liabilities | | | | 2,031 |
| Increase (decrease) in advance for future capital increase | (39) | 550 | | (8) |
| Share premium | 65,180 | | | |
| Capital increase | 2,166 | 2,846 | | |
| **Total funds provided** | 78,012 | 4,485 | 8,354 | 2,023 |
| **Financial resources were used for:** | | | | |
| Operations | | 35,935 | | 15,168 |
| Increase in long-term receivables | 1,024 | | | 68 |
| Investments | 31,857 | 877 | | |
| Property, plant and equipment | 5,860 | 11,732 | 714 | 2,158 |
| Deferred charges | 25,031 | 975 | | 401 |
| Decrease in long-term liabilities | 4,866 | 5,720 | 2,962 | |
| **Total funds used** | 68,638 | 55,239 | 3,676 | 17,795 |
| **Increase (decrease) in working capital** | 9,374 | (50,754) | 4,678 | (15,772) |
| **Current assets** | | | | |
| At the end of the year/period | 96,792 | 90,703 | 95,512 | 73,589 |
| At the beginning of the year/period | 90,703 | 111,530 | 96,792 | 90,703 |
| | 6,089 | (20,827) | (1,280) | (17,114) |
| **Current liabilities** | | | | |
| At the end of the year/period | 189,673 | 192,958 | 183,715 | 191,616 |
| At the beginning of the year/period | 192,958 | 163,031 | 189,673 | 192,958 |
| | (3,285) | 29,927 | (5,958) | (1,342) |
| **Increase (decrease) in working capital** | 9,374 | (50,754) | 4,678 | (15,772) |

The accompanying notes are an integral part of these financial statements.

## 1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in newspaper publishing and distribution (Zero Hora and Diário Gaúcho newspapers in Porto Alegre; Diário Catarinense newspaper in Florianópolis and Jornal de Santa Catarina newspaper in Blumenau, both in the State of Santa Catarina).

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that newspaper publishing companies may not have foreign shareholders, and Brazilian corporations may own a maximum of 30% of the capital, with no voting rights.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

**In thousands of Brazilian reais, unless otherwise stated**

## 2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity (deficit) include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996, by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity (deficit) accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit/debit arising from the restatement of stockholders' equity (deficit) accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit (cost).

## 3 Significant Accounting Policies

### (a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values. Except as described in Note 17, net exchange gains and losses on foreign currency liabilities are recorded in financial expenses.

Revenues from advertising and classified advertisements are recorded when published.

Revenue from circulation relates to sales of newspapers at newsstands and street vendors and is recorded at the time the newspapers are sold to consumers.

Subscription revenue relates to sales of newspapers by subscription. Deferred subscription revenue, which represents amounts billed to customers in advance of newspaper deliveries, is appropriated to revenues over the term of the subscription.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

### (b) Inventories

Inventories are stated at the average purchase cost, which is lower than net realizable value.

In thousands of Brazilian reais, unless otherwise stated

## (c) Permanent assets

The investments in minor associated companies shown in Note 7 are stated at cost.

Property, plant and equipment are stated at cost plus the effects of revaluations of major items of machinery and equipment (Note 8). Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 8, which take into consideration the estimated useful lives of the assets.

Deferred charges include mainly the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001 (Note 17), which will be amortized over a four-year period, or recognized upon the payment of the related liabilities, or offset against future foreign exchange gains arising from these liabilities.

## (d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate applied to adjusted income before income tax (12% from May 1, 1999 through January 31, 2000 and 9% from February 1, 2000 through December 31, 2002). Deferred income taxes are calculated on temporary differences and tax loss carryforwards. Tax losses do not expire but may be used to offset only up to 30% of future taxable income in any year.

## (e) Statements of operations, of changes in stockholders' equity (deficit) and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

## 4 Cash and cash equivalents

Cash and cash equivalents at December 31, 2001 include R$ 36,726 (2000 - R$ 28,907; March 31, 2002 - R$ 37,920; March 31, 2001 - R$ 13,297) of short-term investments.

## 5 Inventories

| | December 31 | | March 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| Newsprint | 3,759 | 13,461 | 3,078 | 10,042 |
| Maintenance materials | 5,577 | 5,192 | 5,307 | 4,669 |
| Fascicles (inserts), video-cassette tapes and compact discs (CD) | 672 | 3,092 | 715 | 2,211 |
| Provision for losses | (462) | (2,498) | (462) | (1,593) |
| Imports in transit (newsprint) | 2,158 | | 2,215 | 6,352 |
| | 11,704 | 19,247 | 10,853 | 21,681 |

In thousands of Brazilian reais, unless otherwise stated

## 6 Related Party Transactions and Balances

| | December 31 | | | | March 31 | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 2002 | | 2001 | |
| | Assets (liabilities) | Income (expenses) | Assets (liabilities) | Income (expenses) | Assets (liabilities) (Unaudited) | Income (expenses) (Unaudited) | Assets (liabilities) (Unaudited) | Income (expenses) (Unaudited) |
| RBS Administração e Cobranças Ltda. | | | | | | | | |
| Accounts receivable (payable) - Group companies | 6,424 | | 2,055 | | 2,495 | | 4,353 | |
| Televisão Gaúcha S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | (48) | | (39) | | (26) | | (74) | |
| Empresa Jornalística Pioneiro S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | 40 | | 31 | | 29 | | | |
| Long-term receivables - Group companies (advance for future capital increase) | 638 | | 687 | | 638 | | 677 | |
| Caboparbs Participações S.A. | | | | | | | | |
| Financial income | | | | 1,199 | | | | |
| Rádio Gaúcha S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | | | (1,081) | | | | (1,091) | |
| Financial expense | | (50) | | | | | | (17) |
| RBS TV de Florianópolis S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | | | (7,874) | | | | (7,952) | |
| Financial expense | | (363) | | | | | | (125) |
| RBS Participações S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | (756) | | (782) | | (726) | | (727) | |
| Financial income | | | | 736 | | | | |

**In thousands of Brazilian reais, unless otherwise stated**

| | December 31 | | | | March 31 | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 2002 | | 2001 | |
| | Assets (liabilities) | Income (expenses) | Assets (liabilities) | Income (expenses) | Assets (liabilities) (Unaudited) | Income (expenses) (Unaudited) | Assets (liabilities) (Unaudited) | Income (expenses) (Unaudited) |
| Televisão Imembuí S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | | | (336) | | | | (340) | |
| Financial expense | | (15) | | | | | | (5) |
| Rádio e TV Caxias S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | | | (808) | | | | (817) | |
| Financial expense | | (37) | | | | | | (13) |
| Rádio e TV Umbu Ltda. | | | | | | | | |
| Accounts receivable (payable) - Group companies | | | (275) | | | | (277) | |
| Financial expense | | (13) | | | | | | (4) |
| TV Coligadas de Santa Catarina S.A. | | | | | | | | |
| Accounts receivable (payable) - Group companies | | | (572) | | | | (577) | |
| Financial expense | | (25) | | | | | | (10) |
| RBS Marketing e Informática Ltda. | | | | | | | | |
| Accounts receivable (payable) - Group companies | 778 | | 838 | | 778 | | 825 | |
| RBS Corretora de Seguros Ltda. | | | | | | | | |
| Accounts receivable (payable) - Group companies | 93 | | | | 95 | | | |
| Other RBS Group companies | | | | | | | | |
| Accounts receivable (payable) - Group companies | 41 | | 85 | | 4 | | 128 | |
| Other accounts receivable | | | | | | | | |
| General and administrative (reimbursement) | | (9) | | | | | | |
| Financial expense | | | | | | | | (2) |
| Stockholders | | | | | | | | |
| Advance for future capital increase | (511) | | (550) | | (511) | | (542) | |

**In thousands of Brazilian reais, unless otherwise stated**

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) Loans to and from other related companies bear interest calculated at market rates. Advances for future capital increase bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

(d) The company is also guarantor of Televisão Gaúcha S.A.'s lease agreement in the amount of US$ 769,450 at December 31, 2001 (2000 - US$ 2,068,988; March 31, 2002 - US$ 649,769; March 31, 2001 - R$ 1,949,307) with final maturity in September 2002.

## 7 Investments

| | December 31 | | March 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| Globo Cabo S.A. | 31,753 | | 31,753 | |
| Provision for losses | (3,013) | | (3,013) | |
| Other investments | 5,004 | 5,297 | 4,965 | 5,297 |
| | 33,744 | 5,297 | 33,705 | 5,297 |

(a) The investment in Globo Cabo S.A. consists of 35,481,517 preferred shares, representing approximately 1% of Globo Cabo S.A.'s total capital, acquired on August 24, 2001 from RBS Participações S.A. for R$ 31,753. This investment is stated at cost, less provision to adjust to market value.

**In thousands of Brazilian reais, unless otherwise stated**

Globo Cabo S.A. is a holding company for several subsidiary companies which operate cable and microwave TV systems in the main Brazilian cities.

(b) At December 31, 1999, the company held a 30% interest in Jornal de Santa Catarina S.A. (JSC), recorded under the cost method.

On August 16, 2000, the stockholders of the company and of JSC decided to unify the operations of the two companies by merging JSC into the company. The incorporation was based on an appraisal carried out by independent experts, as follows:

| | **July 31, 2000** |
|---|---|
| Assets | 7,485 |
| Stockholders' equity | 4,065 |

As a result of this transaction, the company recorded a gain of R$ 186 from the difference between the carrying value of the investment (cost method) and the company's share of JSC's stockholders' equity.

The company issued new shares in the amount of R$ 2,846 as payment for the 70% interest acquired.

In thousands of Brazilian reais, unless otherwise stated

## 8 Property, Plant and Equipment

| | | | December 31 | | March 31 | | |
|---|---|---|---|---|---|---|---|
| | | | 2001 | 2000 | 2002 | 2001 | |
| | Cost and revaluation | Accumulated depreciation | Net | Net | Net (Unaudited) | Net (Unaudited) | Annual depreciation rates - % |
| Land | 128 | | 128 | 94 | 128 | 156 | |
| Buildings and structures | 17,504 | 9,956 | 7,548 | 7,692 | 7,424 | 7,517 | 4 to 10 |
| Installations | 9,659 | 7,727 | 1,932 | 2,314 | 1,807 | 2,313 | 10 |
| Machinery and equipment | 191,902 | 137,599 | 54,303 | 70,175 | 50,646 | 66,903 | 10 to 40 |
| Vehicles | 2,049 | 1,518 | 531 | 671 | 461 | 600 | 20 to 33 |
| Other | 6,168 | 28 | 6,140 | 5,650 | 5,281 | 5,780 | |
| | 227,410 | 156,828 | 70,582 | 86,596 | 65,747 | 83,269 | |

**In thousands of Brazilian reais, unless otherwise stated**

On December 31, 1994 the company decided to revalue the major items of machinery and equipment based on an appraisal carried out by independent experts. Deferred tax effects on the revaluation increment are recorded upon realization of the reserve (Note 14).

On December 31, 1999 the company decided to revalue the printing presses and accessories, purchased during the preceding three years, based on an appraisal carried out by independent experts. For tax purposes the revaluation increment was considered as realized, and the tax effects were fully recorded on this date in the 1999 statement of operations, together with the tax effects arising from the normal operations.

The details of this revaluation can be shown as following:

| | |
|---|---|
| Replacement cost | 48,670 |
| Original cost, net of depreciation | (26,775) |
| Revaluation recorded | 21,895 |
| Income tax and social contribution recorded in 1999 | 7,225 |

## 9 Trade Accounts Payable

Trade accounts payable at December 31, 2001 include R$ 8,585 (2000 - R$ 26,734; March 31, 2002 - R$ 6,854; March 31, 2001 - R$ 18,941) payable to foreign suppliers and indexed to the U.S. dollar.

In thousands of Brazilian reais, unless otherwise stated

## 10 Loans

| | | December 31 | | March 31 | |
|---|---|---|---|---|---|
| | Interest | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| Foreign currency US$ 67,771 thousand (2000 - US$ 62,984 thousand; March 31, 2002 - US$ 65,621 thousand; March 31, 2001 - US$ 65,439 thousand) | LIBOR plus 0.5% to 3.4% p.a. and 8.6% p.a. | 157,255 | 132,585 | 152,477 | 150,161 |
| Local currency | | 203 | 267 | 226 | 283 |
| | | 157,458 | 132,852 | 152,703 | 150,444 |
| Current liabilities | | (149,279) | (120,043) | (147,486) | (135,487) |
| Long-term liabilities | | 8,179 | 12,809 | 5,217 | 14,957 |

Long-term loans fall due as follows:

| | 2001 | 2000 | 2002 | 2001 |
|---|---|---|---|---|
| 2002 | | 5,388 | | 4,902 |
| 2003 | 5,939 | 5,388 | 2,974 | 7,840 |
| 2004 | 2,240 | 2,033 | 2,243 | 2,215 |
| | 8,179 | 12,809 | 5,217 | 14,957 |

Loans are guaranteed by Maiojama Empreendimentos Imobiliários Ltda., a related company, and by Televisão Gaúcha S.A.

In thousands of Brazilian reais, unless otherwise stated

## 11 Other Taxes Payable

Balances include tax debts refinanced by the company under the *Programa de Recuperação Fiscal - REFIS* (Fiscal Recovery Program) launched by the Federal Government in April 2000, and which includes the option of using existing tax credits. The company decided to apply for this program, as permitted by Federal Law. As a consequence, the total federal tax debts, after being offset by accumulated tax credits acquired from third parties, were reduced by R$ 3,085, recorded as non-operating income, and were fully paid in 2001.

The due date to apply for this program was extended, and in August 2000 the company made an additional application to include some pending tax claims against the company amounting to R$ 8,430, which were partially settled with income tax losses and social contribution tax losses in the amounts of R$ 2,944 and R$ 1,526, respectively. The remaining balance was fully paid in 2001.

## 12 Stockholders' Equity

(a) Capital comprises common and preferred shares with a par value of R$ 1.00 (one real):

| | December 31 | | March 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| Common shares | 4,969,112 | 4,969,112 | 4,969,112 | 4,969,112 |
| Preferred shares | 2,129,619 | | 2,129,619 | |
| | 7,098,731 | 4,969,112 | 7,098,731 | 4,969,112 |

The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

**In thousands of Brazilian reais, unless otherwise stated**

On August 24, 2001, the shareholders authorized another RBS Group company to subscribe 30% of the capital of the company in the amount of R$ 67,346, including a premium over book value of R$ 65,180.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves) calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as prepayment of the minimum statutory dividend.

(c) The balance of accumulated losses in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

| | December 31 | | March 31 | |
|---|---|---|---|---|
| | 2001 | 2000 | 2002 (Unaudited) | 2001 (Unaudited) |
| Balances per statutory financial statements | (46,672) | (49,868) | (45,021) | (70,602) |
| Restatement of initial balances | | (3,816) | | (4,345) |
| Adjustments arising from the constant currency accounting methodology | 9,068 | 11,033 | 8,275 | 11,490 |
| Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil | (10,102) | 9,256 | (9,688) | 16,250 |
| Balances in these financial statements | (47,706) | (33,395) | (46,434) | (47,207) |

**In thousands of Brazilian reais, unless otherwise stated**

### 13 Financial Expenses - Bank Loans

Financial expenses include R$ 12,424 (2000 - R$ 12,936; March 31, 2002 - R$ 2,239; March 31, 2001 - R$ 2,861) of interest and a loss of R$ 687 (including R$ 17,832 referring to the amortization of deferred charges (see Note 17))(2000 - R$ 21,919 loss (including R$ 27,538 referring to the amortization of deferred charges (see Note 17)); March 31, 2002 - R$ 4,117 (including R$ 3,950 referring to the amortization of deferred charges (see Note 17)); March 31, 2001 - R$ 14,074 (including R$ 2,448 referring to the amortization of deferred charges (see Note 17)) from monetary variations on bank loans. The monetary variation amounts consider the differences between the exchange variations on foreign currency loans and the inflation indices used to prepare the constant currency financial statements. Allocation of monetary gains and losses is subject to estimates made by management.

### 14 Deferred Tax on Revaluation Reserve

Accounting principles generally accepted in Brazil require the recognition of deferred tax liabilities on revaluations recorded as from July 1, 1995. This requirement was not applicable at the time the company recorded the revaluation of certain machinery and equipment in December 1994; the related unrecognized deferred income tax liability at December 31, 2001 amounts to R$ 807 (2000 - R$ 3,338; March 31, 2002 - R$ 174; March 31, 2001 - R$ 2,705).

### 15 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for estimated probable losses from contingencies have been recorded based on the opinions of external and in-house legal advisors.

In thousands of Brazilian reais, unless otherwise stated

## 16 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev-Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2001 amounted to R$ 1,450 (2000 - R$ 1,331; March 31, 2002 - R$ 334; March 31, 2001 - R$ 362).

The Fund's financial statements at December 31, 2001 and 2000 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

In thousands of Brazilian reais, unless otherwise stated

## 17 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 47,347 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and Deliberation CVM no. 294 dated March 26, 1999. As of December 31, 2001, the exchange loss deferred by the company amounts to R$ 7,573 (2000 - R$ 19,531; March 31, 2002 - R$ 4,583; March 31, 2001 - R$ 16,541), net of the related amortization.

In 2001, the company decided to defer recognition of the R$ 24,044 foreign exchange loss for the year ended December 31, 2001, as permitted by Provisional Measure no. 3 dated September 21, 2001. As of December 31, 2001, the exchange loss deferred by the company amounts to R$ 18,033 (March 31, 2002 - R$ 16,529), net of the related amortization.

## 18 Subsequent event

On April 18, 2002, the stockholders of the company and of Empresa Jornalística Pioneiro S.A. (Pioneiro) decided to unify the operations of the two companies by merging Pioneiro into the company. The company previously held a 9.31% interest in Pioneiro, recorded under the cost method.

* * *